30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
June 11, 2008
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Discovery Communications, Inc. Form S-4 Registration Statement
Ladies and Gentlemen:
     On behalf of Discovery Communications, Inc. (the “Registrant”), we hereby submit for filing under the Securities Act of 1933, as amended, the Registrant’s Registration Statement on Form S-4 (the “Form S-4”), which includes the preliminary proxy statement/prospectus of Discovery Holding Company (“DHC”), the parent company of the Registrant. The preliminary proxy statement/prospectus was filed under cover of Schedule 14A by DHC (the “DHC Schedule 14A”) late yesterday.
     DHC has entered into a Transaction Agreement, dated as of June 4, 2008 (the “Transaction Agreement”), with Advance/Newhouse Programming Partnership (“Advance/Newhouse”), the Registrant and the other parties named therein, pursuant to which, among other things, (i) Advance/Newhouse will contribute all of its interests in Discovery Communications Holding, LLC and Animal Planet, L.P. to the Registrant in exchange for two series of the Registrant’s convertible preferred stock (the “Preferred Stock Issuance”), which will initially be convertible (on an as-converted, post-closing basis) into one-third of the common equity of the Registrant, and (ii) a wholly-owned subsidiary of the Registrant will merge (the “Merger”) with and into DHC, causing the Registrant to become the new publicly traded parent company of DHC. At the DHC annual meeting, the DHC stockholders will be asked to vote on the Preferred Stock Issuance and the Merger. The Form S-4 will register the issuance of the shares of the Registrant’s common stock in the Merger. The Form S-4 and its enclosures describe in greater detail the transactions contemplated by the Transaction Agreement, including the Preferred Stock Issuance and the Merger.
     Please note that the filing fee for the Form S-4 in the amount of $267,363.03 was included in the filing fee paid with the DHC Schedule 14A.

Securities and Exchange Commission
June 11, 2008

     Should any questions arise with respect to these filings, please contact Charles Y. Tanabe, Senior Vice President, General Counsel and Secretary of DHC, Tel: (720) 875-5440, Fax: (720) 875-5382; the undersigned at Tel: (212) 408-2503, Fax (212) 259-2503; or Robert W. Murray Jr. of this firm at Tel: (212) 408-2540, Fax: (212) 259-2540.

Sincerely,
/s/ Renee L. Wilm
Renee L. Wilm

cc:	Charles Y. Tanabe
Discovery Holding Company

Joseph A. LaSala, Jr.
Discovery Communications, LLC

Robert W. Murray Jr.
Baker Botts L.L.P.

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP